FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 8, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2020

1.   Date, Time and Place: Meeting held on May 28, 2020, at 10:00 a.m., by conference call.

2.           Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), considering the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.   Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Renewal of The External Auditor Contract; (ii) Election of External Members of the Audit and Integrity Committee; and (iii) Reelection of the Statutory Executive Officers.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Renewal of The External Auditor Contract. The members of the Board of Directors, by unanimous votes, in accordance with the provisions of Article 23, (ix) of the Bylaws and the recommendation of the Audit and Integrity Committee, approved the renewal of KPMG Auditores Independentes’s contract for the provision of external auditing services of the financial statements of the Company for additional three fiscal years (2020, 2021 and 2022).

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 28, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2020

5.2.      Election of External Members of the Audit and Integrity Committee. The members of the Board of Directors, by unanimous votes, approved the election of Mr. Valmir Pedro Rossi and Jerônimo Antunes, as external members of the Audit and Integrity Committee.

5.3.      Reelection of Statutory Executive Officers. The members of the Board of Directors, by unanimous votes, approved the reelection of the Statutory Executive Officers, all with a term of office until April 30, 2022, in order to coincide with the election of the Board of Directors, it is hereby established that the term of offices extends until the investiture of their substitutes, pursuant to Article 150, §4º of law 6,404/76, as follows:

(i)          Lorival Nogueira Luz Junior, brazilian citizen, married, business administrator, bearer of Identity Card RG No. 22.580.434-7 SSP/SP, enrolled at CPF under No. 678.741.266-53, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Global Chief Executive Officer;

(ii)         Carlos Alberto Bezerra de Moura, brazilian citizen, married, accountant, bearer of Identity Card RG No. 09.138.587-2 IFP/RJ, enrolled at CPF under No. 034.141.847-10, with address, including for the purposes of the provisions of §2 of the Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Chief Financial and Investor Relations Officer;

Vinícius Guimarães Barbosa, brazilian citizen, married, engineer, bearer of Identity Card RG No. 7670668-8 SSP/RJ, enrolled at CPF under No. 956.931.817-15 and, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76 of December 15, 1976, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Operations and Procurement;

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 28, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2020

(iii)       Sidney Rogério Manzaro, brazilian citizen, married, business administration, bearer of Identity Card RG No. 151492402 SSP/SP, enrolled at CPF under No. 044.667.638-10, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Commercial Brazil Market;

(iv)       Alessandro Rosa Bonorino, brazilian citizen, single, economist, bearer of Identity Card RG No. 2027404603 SSP/RS, enrolled at CPF under No. 004.978.597-42, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Human Resources and Shared Services;

(v)         Rubens Fernandes Pereira, brazilian citizen, married, eletronic engineer, bearer of Identity Card RG No. 20.324.127-7 SSP/SP, enrolled at CPF under No. 121.218.938-81, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Strategy, Managing and Innovation;

(vi)       Neil Hamilton dos Guimarães Peixoto Junior, brazilian citizen, married, chemical engineer, bearer of Identity Card RG No. 007024111-2 SESP/RJ, enrolled at CPF under No. 952.937.017-20, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Quality, R&D and Sustainability; and

(vii)      Leonardo Campo Dallorto, brazilian citizen, married, mecanic engineer, bearer of Identity Card RG No. 1.161.217 SESP/ES, enrolled at CPF under No. 034.845.357-41, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice-President of Sales & Operations Planning and Supply Chain.

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 28, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2020

The Officers reelected herein take office on this date, signing the respective terms of investiture, which will be drawn up in own book, filed at the Company’s head office, through which the declarations of disengagement will be provided.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 7, pages 78 to 81, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, May 28, 2020.

___________________________________________

Carlos Eduardo de Castro Neves

Secretary

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 28, 2020